Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

The Company wishes to correct a mistake in its news release of January 18th, 2005 in the biographical sketch of Mr. Saman Kiri of Wall Street Research. The release should have stated that Mr. Kiri is a member of the Chartered Institute of Management Accountants (UK) and a member of the CFA Institute US. Mr. Kiri is not a member of the Canadian Institute of Chartered Accountants as reported.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com